EXHIBIT 12.2
TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(Unaudited)
(In millions except ratios)

	Year
	2010	2009	2008	2007	2006
Fixed charges:
Interest expense*	$270	$309	$448	$507	$451

Estimated interest portion of rents	31	33	35	28	28

Total fixed charges	$301	$342	$483	$535	$479

Income:
Income (loss) from continuing operations before income taxes	$86	$(149)	$629	$1,234	$907
Fixed charges	301	342	483	535	479

Adjusted income	$387	$193	$1,112	$1,769	$1,386

Ratio of income to fixed charges	1.29	0.56	2.30	3.31	2.89

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.